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                                                                    EXHIBIT 8


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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JANET COHEN,
                                                C. A. No. 15572
                    Plaintiff,

   - against -

CYRIL J. YANSOUNI,
FREDERIC SCHWETTMANN,
JOHN G. LINVILL, WILLIAM J. ALMON,
MICHAEL L. HACKWORTH, AND
READ-RITE CORPORATION,

                    Defendants.
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                             CLASS ACTION COMPLAINT

        Plaintiff, by her attorneys, Rosenthal, Monnait, Grose & Goddess, P.A., for her complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof which is alleged upon knowledge, as follows:

        1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on her own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Read-Rite Corporation ("Read-Rite" or the "Company").

        2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

        3. Defendant Read-Rite is a corporation duly organized and existing under the laws of the State of Delaware. The Company produces and sells thin film magnetic recording heads for rigid disk drives.


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        4.      The following individual defendants (the "Individual
Defendants") constitute the Board of Directors of Read-Rite:

        Name                            Position
        ----                            --------
        Cyril J. Yansouni               Chairman and C.E.O.
        Frederic Schwettman             President, C.O.O. and Director
        John G. Linvill                 Director
        William J. Almon                Director
        Michael L. Hackworth            Director

        5. The Individual Defendants named in paragraph 4 are in a fiduciary relationship with the plaintiff and the other public stockholders of Read-Rite and owe them the highest obligations of good faith, due care, candor and fair dealing.

                            CLASS ACTION ALLEGATIONS

        6. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of common stock of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        7.      This action is properly maintainable as a class action.

        8. The class is so numerous that joinder of all members is impracticable. There are approximately 47,117,632 shares of



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Read-Rite common stock outstanding, owned by over 39,000 record shareholders scattered throughout the country.

        9. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are unlawfully impeding a takeover attempt; (c) whether defendants' actions hereinafter described, constitute a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class, a failure to maintain a level playing field and a failure to maximize shareholder value; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

        10. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

        12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or


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substantially impair or impede their ability to protect their interests.

        13. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

        14. On February 24, 1997 Applied Magnetics Corp. ("Applied Magnetics") announced that it was proposing to acquire rival disk-head supplier Read-Rite for $1.8 billion in stock or $37.50 per share. This consideration represents a premium of 33 percent over the closing price of Read Rite common stock on Friday, February 21, 1997.

        15. On February 24, 1997, the Dow Jones News Service reported that "Applied Magnetics said that 'on a number of occasions' it had, in direct discussions, 'expressed its desire to negotiate a friendly transaction' with Read-Rite." The news story continued: "Applied Magnetics said Read-Rite's lack of apparent interest in such a deal makes it appropriate to take the deal to Read-Rite shareholders."

        16. Furthermore, the Dow Jones News Service reported that "Applied Magnetics said it plans to begin a consent solicitation aimed at replacing Read-Rite's directors with a board that would endorse the deal."

        17. Defendants owe fundamental fiduciary obligations to the Read-Rite shareholders to take all necessary and appropriate


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steps to maximize the value of their shares.  In addition, the Individual
Defendants have the responsibility to act independently so that the interests of Read-Rite's public stockholders will be protected, to seriously consider all bona fide offers for the company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately insure that no conflict of interest exists between defendants' own interest and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, insure that all such conflicts will be resolved in the best interests of the company's public stockholders.

        18. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not exercised and are not exercising independent business judgment and have acted and are acting to the detriment of the Class. The defendants' refusal to negotiate with Applied Magnetics has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Applied Magnetics is prepared to pay or the even greater enhanced premium which negotiations could secure.

        19. The Individual Defendants are acting to entrench themselves in their offices and positions and to maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public shareholders of Read-Rite.



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        20.     Defendants have refused to take those steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of Read-Rite common stock. Defendants' failure to negotiate with Applied Magnetics is clearly the result of the desire by the Individual Defendants to protect their own substantial salaries, perquisites and positions with the Company.

        23. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the class.

        24.     Plaintiff and the class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

        A.      declaring this to be a proper class action;

        B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

                1) cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Applied Magnetics;

                2) undertake an appropriate evaluation of Read-Rite's worth as a merger/acquisition candidate;

                3) take all appropriate steps to enhance Read-Rite's value and attractiveness as a merger/acquisition candidate; and



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                4)  take all appropriate steps to effectively expose Read-Rite to the marketplace in an effort to create an active auction for Read-Rite.

        C. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

        D. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

        E. granting such other and further relief as may be just and proper in the premises.

                                ROSENTHAL, MONHAIT, GROSS
                                  & GODDESS, P.A.

                                By:  /s/
                                   -------------------------------------
                                     P.O. Box 1070
                                     919 Market Street
                                     Suite 1401, Mellon Bank Center
                                     Wilmington, Delaware 19801
                                     (302) 656-4433
                                     Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414



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